SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 17)*

                                IVAX CORPORATION
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                         (Title of Class of Securities)

                                    465823102
                                 (Cusip Number)

       RICHARD C. PFENNIGER, JR. 4400 BISCAYNE BOULEVARD, MIAMI, FL 33137
                                 (305) 575-6000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 MARCH 20, 1997
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filed out for a reporting person's initial on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

--------------------------------                    ----------------------------
CUSIP NO. 465823102                     13D                     PAGE 2 OF 11
--------------------------------                    ----------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           PHILLIP FROST, M.D.

           SS# ###-##-####
--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group               (a)[X}
                                                                          (b)[ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                               [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
--------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                         0
BENEFI-                     ----------------------------------------------------
CIALLY                        8         SHARED VOTING POWER
OWNED BY                                   15,484,384
EACH
REPORTING                   ----------------------------------------------------
PERSON                        9         SOLE DISPOSITIVE POWER
WITH                                           0

                            ----------------------------------------------------
                              10        SHARED DISPOSITIVE POWER
                                           15,484,384
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,484,384
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------

----------------------------------                    --------------------------
CUSIP NO. 465823102                       13D               PAGE 3 OF 11
----------------------------------                    --------------------------

--------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA, LIMITED PARTNERSHIP

           IRS I.D. #59-2749083
--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group               (a)[X]
                                                                             [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                          0
BENEFI-                     ----------------------------------------------------
CIALLY                        8         SHARED VOTING POWER
OWNED BY                                    15,484,384
EACH
REPORTING                   ----------------------------------------------------
PERSON                        9         SOLE DISPOSITIVE POWER
WITH                                            0

                            ----------------------------------------------------
                             10         SHARED DISPOSITIVE POWER
                                            15,484,384
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,484,384
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
--------------------------------------------------------------------------------

-----------------------------------                    -------------------------
CUSIP NO. 465823102                        13D                PAGE 4 OF 11
-----------------------------------                    -------------------------


--------------------------------------------------------------------------------
1          NAME OF REPORTING
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           FROST-NEVADA CORPORATION

           IRS I.D. #59-274-9057
--------------------------------------------------------------------------------
2          Check the appropriate Box if a Member of a Group              (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3          SEC USE ONLY
--------------------------------------------------------------------------------
4          SOURCE OF FUNDS*

           OO
--------------------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
           ITEMS 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           NEVADA
--------------------------------------------------------------------------------
NUMBER OF                     7         SOLE VOTING POWER
SHARES                                           0
BENEFI-                     ----------------------------------------------------
CIALLY                        8         SHARED VOTING POWER
OWNED BY                                     15,484,384
EACH
REPORTING                   ----------------------------------------------------
PERSON                        9         SOLE DISPOSITIVE POWER
WITH                                             0
                            ----------------------------------------------------
                             10         SHARED DISPOSITIVE POWER
                                             15,484,384
--------------------------------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           15,484,384
--------------------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES*                                                           [ ]
--------------------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           12.7%
--------------------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER.

                  This is Amendment No. 17 to the Schedule 13D previously filed by Phillip Frost, M.D., Frost-Nevada, Limited Partnership (the "Partnership"), Frost-Nevada Corporation and Patricia Frost (collectively, the "Reporting Persons"), with respect to Common Stock, $.10 par value (the "Shares"), of IVAX Corporation (the "Issuer"). The principal executive officers of the Issuer are located at 4400 Biscayne Boulevard, Miami, Florida, 33137-3227. Information regarding each of the Reporting Persons is set forth in Amendment No. 15 to the
Schedule 13D previously filed by the Reporting Persons.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is amended in its entirety and restated as follows:

                                     AMOUNT OF SHARES              PERCENTAGE
         NAME                        BENEFICIALLY OWNED            CLASS*
         ----                        ------------------            ----------

Phillip Frost, M.D.                  15,484,384**                   12.7%

Frost-Nevada Corporation             15,484,384**                   12.7%

Frost-Nevada, Limited                15,484,384**                   12.7%
Partnership

Patricia Frost                          163,034***                   0.1%

----------------------------
* Based on 121,792,115 Shares consisting of 121,482,617 Shares outstanding as of March 20, 1997, as reported on the Issuer's Annual Report on Form 10-K for the year ended December 31, 1996 and assumes
         (i) the exercise by Phillip Frost, M.D. of options to purchase 293,750 Shares and (ii) the conversion by the Partnership of $500,000 in principal amount of the Issuer's 6 1/2% Subordinated Convertible Notes due in 2001 into 15,748 Shares.

** These Shares are owned of record by one or more of such Reporting Persons. As the sole limited partner of the Partnership and the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, Dr. Frost may be deemed a beneficial owner of the Shares. Record ownership of the Shares may be transferred from time to time among any or all of Dr. Frost, the Partnership and Frost-Nevada Corporation. Accordingly, solely for purposes of reporting beneficial ownership of the Shares pursuant to section 13(d) under the Securities Exchange Act of 1934, as amended, each of Dr. Frost, the Partnership and Frost-Nevada Corporation will be deemed to be the beneficial owner of Shares held by any of them.

*** These Shares are owned of record by Patricia Frost. Dr. Frost disclaims beneficial ownership of these Shares.

                  The Partnership shares the power to vote or dispose of the Shares beneficially owned by it with Frost-Nevada Corporation and Dr. Frost. Frost-Nevada Corporation, in its capacity as the general partner of the Partnership, has the power to vote or direct the vote of these Shares or to dispose or direct the disposition of these Shares for the Partnership. Frost-Nevada Corporation will be deemed the beneficial owner of the Shares owned by the Partnership by virtue of this relationship to the Partnership. Dr. Frost, in his capacity as the sole shareholder, a director and an officer of Frost-Nevada Corporation, the general partner of the Partnership, will be deemed the beneficial owner of all Shares owned by the

Partnership by virtue of his power to vote or direct the vote of the Shares or to dispose or direct the disposition of the Shares owned by the Partnership.

                  Other than as reported on Exhibit 2 attached hereto, none of the Reporting Persons has engaged in any transaction involving Shares of the Issuer since the date of the last statement filed by the Reporting Persons.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 is amended and supplemented as follows:

                  On March 20, 1997, Bergen Brunswig Corporation, a New Jersey corporation ("Bergen") unilaterally terminated the Agreement and Plan of Merger, dated as of November 10, 1996, between, among others, the Issuer and Bergen (the "Agreement"). The Reporting Persons believe that Bergen's termination of the Agreement caused the Voting Agreement (the "Voting Agreement"), dated as of November 10, 1996, among Bergen, the Partnership and Dr. Frost, pursuant to which the Partnership and Dr. Frost had each agreed to vote their respective Shares in favor of the transactions contemplated by the Agreement and against certain other matters relating to the Issuer, to terminate in accordance with its terms, on March 20, 1997.

         In connection with the termination, Bergen filed a lawsuit against the Issuer on March 21, 1997, in the United States District Court for the Southern District of New York alleging, among other things, various breaches of the Agreement. The Reporting Persons do not believe that Bergen had a legal right to terminate the Agreement.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.

         1.       Joint Filing Agreement.

         2. Description of transactions in the Issuer's Shares by Phillip Frost, M.D.

         3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich, previously filed with the Securities and Exchange Commission.

                                   SIGNATURES

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                                         /S/ PHILLIP FROST, M.D.
                                         --------------------------------------
Date: March 27, 1997                     Phillip Frost, M.D.


                                         FROST-NEVADA, LIMITED
                                         PARTNERSHIP

                                         *
                                         --------------------------------------
Date: March 27, 1997                     Neil Flanzraich
                                         President of Frost-Nevada Corporation,
                                         General Partner

                                         FROST-NEVADA CORPORATION

                                         *
                                         --------------------------------------
Date: March 27, 1997                     Neil Flanzraich
                                         President

                                         /S/ PATRICIA FROST
                                         --------------------------------------
Date: March 27, 1997                     Patricia Frost




*By/S/ PHILLIP FROST, M.D.
   ----------------------------------
       Phillip Frost, M.D.
       (Attorney-in-fact pursuant
        to Power of Attorney)

                                  EXHIBIT INDEX

EXHIBIT  DESCRIPTION

1.                Joint Filing Agreement.

2.                Description of transactions in the Issuer's Shares by Phillip
                  Frost, M.D.

3. Power of Attorney granted to Phillip Frost, M.D. by Neil Flanzraich, previously filed with the Securities and Exchange Commission.